Mail Stop 3010

September 1, 2009

Mark S. Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
71 South Wacker Drive, 12th Floor
Chicago, Illinois 60606

      Re: Hyatt Hotels Corporation
             Registration Statement on Form S-1
             Filed August 5, 2009
             File No. 333-161068

Dear Mr. Hoplamazian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the pictures and graphics in your prospectus. Please provide us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

Mark S. Hoplamazian
Hyatt Hotels Corporation
September 1, 2009
Page 2

2. Please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

3. Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statements:

- "The lodging industry is a global business and a significant part of the overall economy, with over $465 billion in worldwide revenues in 2008," page 87;

- "According to the International Monetary Fund, certain major advanced economies, including the U.S. and the United Kingdom, are not projected to experience an increase in GDP growth until 2010; however, key emerging and developing economies, such as China and India are projected to experience significant growth in annual GDP during 2009, 2010 and 2011. Other select economies with exposure to energy and other commodities, such as the United Arab Emirates and Brazil, are expected to begin their recovery in 2010, ahead of more developed economies," page 87;

- "The U.S. lodging market, within the North American region, has a greater share of global lodging revenues than any other single country in the world, with $141 billion in revenues in 2008," page 88;

- "From June 2008 through June 2009, the number of new rooms under construction decreased approximately 27%," page 88;

- "We have consistently received top rankings, awards and accolades for service and guest experience from independent publications and surveys, including Condè Nast Traveler, Travel and Leisure, Mobil and AAA. As an example, 54 properties across our Park Hyatt, Grand Hyatt and Hyatt Regency brands received the AAA four diamond lodging award in 2009," page 92; and

- "[W]e operate in 20 of the 25 most populous urban centers around the globe based on demographic research," page 92.

4. We note that you have a number of subsidiaries. Please consider adding an organizational chart showing you and your material subsidiaries.

5. In your Prospectus Summary, MD&A and Business sections, you disclose that you are a global hospitality company with a worldwide property portfolio of 413 Hyatt-branded

properties operating in 45 countries around the world. Note 20 to the financial statements, however, indicates that the vast majority of your revenues are due to U.S. operations and the vast majority of your long-lived assets are in the U.S. Please revise your prospectus to disclose this fact to investors.

Front Cover Page of the Prospectus

6. We note your cross-reference to the risk factors section. Please highlight this cross-reference by prominent type or in another manner. Please see Item 501(b)(5) of Regulation S-K.

Inside Front Coverpage of the Prospectus

7. We note the picture on the inside front coverpage of the prospectus. Please confirm that the two tallest buildings in the picture are the Grand Hyatt Shanghai and the Park Hyatt Shanghai. Please also confirm that the entire buildings are your hotels or amend your disclosure to describe the floors of the buildings which comprise your hotels.

Terms Used in This Prospectus, page (i)

8. The prospectus summary should immediately follow a one-page prospectus cover, although we do not object to your use of the graphic. Please relocate the other disclosure that currently appears before your summary to a more appropriate location of the prospectus.

Industry and Market Data, page (i)

9. You state that you do not undertake a duty to update industry and market data used throughout the prospectus if such data is updated. Please note that you must update all data used in the prospectus if it materially changes prior to effectiveness of the registration statement. Please revise this disclosure accordingly.

10. Please also remove the statement that "investors should not place undue reliance on this information." This phrase could be read as a disclaimer of information in your filing.

Adjusted EBITDA, page (i)

Overview, page (i)

11. The second paragraph in this subsection contains an embedded list which is difficult to read. Please revise. Please see Rule 421(d)(2). Please also make similar conforming revisions to the Adjusted EBITDA disclosure on page 50.

Presentation to Investors, page (ii)

12. Please remove the last sentence in this paragraph in which you state that Adjusted EBITDA "…can also be useful to investors in comparing our performance with others in the industry…" As you note in the following paragraph, other companies may define Adjusted EBITDA differently than you, and therefore the measures are not comparable.

Prospectus Summary, page 1

13. Your summary section should be expanded and balanced with an equally prominent discussion of the risks and obstacles you face in implementing your business strategy. Please provide a summary of the most important risks facing you immediately following the "Our Business Strategy" section of the Prospectus Summary.

14. We note that you have disclosed numerous related party transactions with entities affiliated with the Pritzker family. Please expand your summary to briefly describe the extent of your related party transactions. Please also provide a summary risk factor here and a more complete risk factor in the risk factor discussion to disclose any material risks to your business that may arise from these related party transactions.

Summary Consolidated Financial Data, page 11

15. Please revise to reconcile adjusted EBITDA to EBITDA and reconcile EBITDA to net income (loss) attributable to Hyatt Hotels Corporation.

Risk Factors, page 13

16. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

- If our management or franchise agreements terminate …, page 17;

- Disagreements with third-party property owners …, page18;

- Cash distributions from our hospitality ventures …, page 19;

- Development of new initiatives, including new brands …, page 24;

- After this offering, Pritzker family business interests …, page 33; and

- We will incur increased costs as a result of becoming …, page 39.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

17. Please revise the introductory paragraph to delete the phrase "any other risk not currently known to us or that we currently deem immaterial." It is not appropriate to reference risks not described in your document.

The hospitality industry is cyclical . . . ., page 13

18. Please revise to briefly describe the duration of the cycles experienced by the industry in the past.

19. Please revise to describe how the current phase in the cycle is affecting your operations and profitability. Compare current conditions with conditions in the past. If you believe your profitability has in the past been adversely affected by negative developments and cyclical changes in the industry, please provide appropriate disclosure.

We may be liable for losses under contractual commitments relating to acquisitions …, page 22

20. We note the specific example you have provided. Please expand this risk factor to better explain the risk to your business that you may be liable for losses under contractual commitments relating to acquisitions or alliances in the future. Explain those risks and how they may impact your business.

In any particular period, our expenses may not decrease at the same rate that our revenues may decrease . . . ., page 23

21. Please expand this risk factor to discuss how you have recently experienced a decline in margins. To that effect, we note your discussion in your MD&A where you discuss your declining revenues and you state that you expect to see the reduced margin levels you have been experiencing to continue until revenues improve. Your expanded disclosure should quantify the impact on your business to the extent practicable.

While we believe that our cash balances are invested conservatively …, page 32

If we are unable to assess favorably the effectiveness of our internal control …, page 37

22. Please remove the mitigating language from these risk factors. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks within your Business section.

Anti-takeover provisions in our organizational documents and Delaware law …, page 37

23. This risk factor is too long because it provides too much detail regarding the risk which obscures the risk addressed. Provide just enough detail to highlight the risk and present it in context. You may include the full discussion of all related factors in the body of your prospectus. Please revise.

Special Note Regarding Forward-Looking statements, page 41

24. Please delete the sentence that reads "You should not place undue reliance on forward-looking statements." This phrase could be read as a disclaimer of information in your filing.

Use of Proceeds, page 42

25. You disclose that as of June 30, 2009, you had cash and cash equivalents of $968 million, and, after giving effect to the July 2009 amendment and extension of our revolving credit facility, committed and undrawn borrowing capacity of $1.4 billion, all of which provides you with resources for future growth. We also note that you may offer up to $1.15 billion in the current public offering, the proceeds a portion of which will come to you. You also have recently raised $600 million in a sale of common stock to seven accredited investors in May 2009 and approximately $759 million in a sale of common stock to existing stockholders and certain of their affiliates in May 2009. This section of the prospectus states that you intend to use the net proceeds to you from this offering primarily for working capital and other general corporate purposes, including capital expenditures and that you may use a portion of the net proceeds "for the acquisition of, or investment in, new properties or businesses that complement our business." Please specifically disclose any current plans you have for the use of proceeds from this offering together with your current cash and cash equivalents.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 49

Overview, page 49

26. We note that you own some, but not all, of the 413 Hyatt-branded properties. Please disclose management's rationale for deciding to own some but not all of the Hyatt-branded properties.

27. Please explain the concept of "select service brands."

Principal Factors Affecting our Results of Operations, page 52

Factors Affecting our Revenues, page 53

Competition, page 54

28. You disclose that you have expanded "distribution channels" in an effort to attract guests. Please explain what this concept means and describe both normal and expanded distribution channels.

Agreements with third-party owners and franchisees and relationships with developers, page 54

29. We note your disclosure on page 58 that indicates your North American management and franchising segment suffered an impairment charge for the six months ended June 30, 2009. Please describe if any of your relationships with your third-party owners and franchisees were adversely affected.

Access to capital, page 54

30. You disclose that the hospitality industry is a capital intensive business that requires significant amounts of capital expenditures to renovate properties and that you must maintain and renovate the properties that you own. Please disclose who pays for renovations conducted at Hyatt-branded properties owned by third-parties.

Expenses, page 54

Principal Components, page 54

Owned and leased hotel expenses, page 54

31. You state that expenses to operate your hotels include "room expense." Please briefly explain this concept.

Results of Operations, page 57

32. As you do for revenues, please also consider providing a detailed table for other income statement line items in this section of MD&A to make it easier for an investor to understand the current results of operations disclosure.

33. Please explain the concepts of "comparable owned hotels," "comparable owned and leased hotels" and "non-comparable hotels."

34. In each section of MD&A where you provide period-on-period disclosure relating to revenues and expenses, please disclose the reasons for the increases or decreases in revenues and expenses. For example:

    - For the six months comparison of revenues on page 57, please specifically explain what caused the reduction in management fees in your management and franchising segments.

    - For the 2008 to 2007 comparison of revenues on page 62, please specifically explain what caused the increase in other revenues from managed properties.

    - For the 2007 to 2006 comparison of revenues on page 68, please specifically explain what caused the increase in systemwide RevPAR of 11.1%.

    - For the 2007 to 2006 comparison of owned and leased hotels expense on page 68, please specifically explain what caused the $100 million increase in expenses.

    The above list is not meant to be complete. Please provide additional disclosure as necessary throughout your period-on-period disclosure.

Segment Results, page 59

35. We note from your disclosure on page 50 that Adjusted EBITDA removes the impact of items that do not reflect your core operating performance. Given that your core business is the management and ownership of hotel properties, it is unclear why the exclusion of asset impairments from Adjusted EBITDA results in a measure of operating performance that is useful to investors. Specifically, we note that you have recorded asset impairments during the six months ended June 30, 2009 as well as in fiscal years 2008 and 2007. Please tell us and revise your disclosure to explain why you believe that it is useful to investors to present an operating measure that excludes recurring items.

Liquidity and Capital Resources, page 73

36. You state that you maintain a "prudent" cash investment policy that emphasizes preservation of capital. Please explain what the term "prudent" means.

Recent Transactions Affecting our Liquidity and Capital Resources, page 73

37. You disclose that under the terms of your amended revolving credit facility, $370 million of credit availability "matures" on June 29, 2010, with the remaining availability "maturing" on June 29, 2012. Please explain what it means that your revolving credit facility "matures" at various dates.

Other Indebtedness and Future Debt Maturities, page 77

38. Please clarify what is meant by "a fixed rate exposure of 4.91%" if your net interest rate is fixed at 6.16% as a result of the interest rate swap.

Critical Accounting Policies and Estimates, page 80

Stock Compensation, page 83

39. In reference to footnote 3 to the table on page 84, please tell us how many of the 58,390,397 common shares were sold to third-party stockholders. In addition, please discuss the factors that led to the significant decline in your stock price from September 2008 to May 2009, and compare this to the range in which you anticipate offering your common shares pursuant to this registration statement.

Business, page 90

40. We note that you manage and own hotels with casino gaming operations as part of or adjacent to the hotels. If material, please provide additional disclosure regarding casino gaming operations.

41. In your Risk Factors section, you state that one of your strategies is to selectively dispose of hotel properties and use sale proceeds to fund your growth in markets that will enhance and expand our brand presence. Please provide additional disclosure of this strategy in this section.

Overview, page 90

42. You disclose that as of June 30, 2009, you had, after giving effect to the July 2009 amendment and extension of our revolving credit facility, committed and undrawn borrowing capacity of $1.4 billion. Your disclosure on page 73, however, seems to indicate that you have borrowing capacity of $1.5 billion. Please advise regarding this difference.

Our Business Strategy, page 94

Focus on Improvement in the Performance of Existing Hotels, page 94

43. You state that you manage costs, in part, by setting performance goals. Please explain how setting performance goals help you manage costs.

Enhance Operational Efficiency, page 94

44. You state that you have made significant changes in operations in response to recent declines in demand for hospitality products and services. Other than staff reductions, please

disclose other changes you have made in your operations in response to recent declines in demand for hospitality products and services.

Expanding Our Presence in Attractive Markets, page 95

Increase Market Presence, page 95

45. You disclose that you will focus your expansion efforts on under-penetrated markets where you already have an established presence and will also seek to expand into locations where your guests are traveling but where you do not have a presence. Please also disclose which locations you are considering to increase your market presence. Additionally, in your Risk Factors section on page 16 you disclose that may also be required to agree to limitations on the expansion of one or more of your brands in certain geographic areas. Please discuss any limitations on expansion and the effect they may have on your efforts to increase your market presence.

Description of Our Brands, page 96

46. Please state the major locations of each of your brands.

47. We note that you manage Hyatt-branded residential properties that are often adjacent to Hyatt-branded full service hotels. As you have done with the other Hyatt brands, please provide disclosure regarding this part of your business.

Andaz, page 97

48. Please explain in more detail Andaz hotels' unique service models. Additionally, please describe or give examples of the personalized arrival experiences of Andaz hotels.

Hyatt Resorts, page 98

49. Please revise your disclosure to clearly explain what makes Hyatt Resorts, which seem to include certain of your Park Hyatt, Grand Hyatt and Hyatt Regency brands, different from your normal Park Hyatt, Grand Hyatt and Hyatt Regency hotels. For example, are they separately branded as Hyatt Resorts and what are the other major differences between Hyatt Resort properties and normal Park Hyatt, Grand Hyatt and Hyatt Regency hotels?

Franchise Agreements, page 99

Fees, page 100

50. Please disclose the amount of initial application fees that your franchisees pay you.

Sales, Marketing and Reservations, page 100

Sales, page 100

51. We note that 40% of your overall room revenues from your full service hotels are due to key customer accounts. Please disclose the name of and your relationship with any key customers who are material to your business. Please also disclose, if possible, where the remaining 60% of your room revenues comes from.

Management, page 110

Board of Directors, page 114

52. We note that your board of directors will be divided into three classes, with each class serving for a staggered three-year term. Please identify which directors will be members of each class.

53. We note that Ms. Pritzker is the Chairman of CC-Development Group, Inc., which operates Classic Residence by Hyatt, and the first cousin of Mr. Thomas J. Pritzker. In light of these relationships, please provide us your analysis as to how you have determined that Ms. Pritzker is an "independent director" under applicable SEC rules and the listing standards of the New York Stock Exchange.

Compensation of Directors, page 117

54. For each director, please disclose by footnote the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Compensation Discussion and Analysis, page 119

Market Data, page 120

55. We note that many of the companies in the surveys Mercer used are in the food / restaurant business, such as California Pizza Kitchen, Domino's Pizza and Wendy's International, Inc. Please additionally disclose why such companies, which seem to be in different lines of business than you, were chosen.

Key Elements of Total Rewards in 2008, page 121

Annual Incentive, page 122

56. You disclose that in 2008 you set base salaries, annual incentive targets and long-term incentives by reference to the review of market competitiveness. You also disclose that you did not benchmark or target your NEOs' pay to any particular percentile or level but instead used the data from the review as one of the reference points for determining how your NEOs' compensation compared to market levels. For your target and maximum incentive opportunities, you also state that you determined these percentages based on the individual's role in the organization. Please further disclose how these factors lead the compensation committee to choose the specific target and maximum incentive opportunities. For example, please explain why the compensation committee specifically decided to give Mr. Hoplamazian an incentive opportunity with a 150% of base salary target and a 300% of base salary maximum. Specifically explain how target and maximum amounts were chosen for each NEO.

57. You state that for 2008, Mr. Hoplamazian's annual incentive was weighted 37.5% on corporate Performance EBITDA, 37.5% on qualitative goals and 25% discretionary and that the compensation committee awarded him 29% of the 37.5% on the qualitative goals and a full 25% discretionary bonus for 2008. Please explain the reasons the compensation committee awarded him 29% of the 37.5% on the qualitative goals and a full 25% discretionary bonus. For example, which part of the qualitative goals were met and which were not met that led the compensation committee to award Mr. Hoplamazian most, but not all, of his possible 37.5% award on qualitative goals? What factors were taken into consideration in awarding Mr. Hoplamazian a full 25% discretionary bonus? Please also provide comparable disclosure for the non-financial goals for Messrs. Sarna and Floyd.

58. We note that the segment financial goals for 2008 for Messrs. Sarna and Floyd related to relative market performance, revenues, hotel-level profit and segment Performance EBITDA, with the greatest weighting on segment Performance EBITDA and that Mr. Floyd's financial goals also included fee growth. You also disclose that the targets were set according to your business plans and were intended to be achievable, but not without effort. Please provide additional disclosure to help investors to better understand how difficult it was for Messrs. Sarna and Floyd to achieve these targets.

59. Please refer to the table on page 123. Please explain to us how the actual incentive compensation earned for 2008 performance, expressed as a percentage of base salary, was calculated for each of Messrs. Sarna and Floyd. For example, Mr. Hoplamazian was awarded 29% on the qualitative goals and a full 25% discretionary bonus for a total of 54% of target. 54% of a target of 150% is 81% as shown in the table on page 123. The percentages of targets for Messrs. Sarna and Floyd, however, as shown in the table on page 123 does not appear to match up with the disclosure regarding the calculation of their

annual incentives. Additionally, while the 81% of salary annual incentive compensation for Mr. Hoplamazian appears in the 2008 Summary Compensation Table on page 127 as a bonus of $810,000 (81% of base salary of $1 million), Messrs. Sarna and Floyd's bonus award amounts do not appear to match up with their respective 34% and 39% of base salary bonus awards as disclosed on page 123. Please advise.

Long-Term Incentive, page 123

60. We note that you have disclosed the ratio of RSUs to SARs and the target value, but it is not clear how the committee determined the amount of RSUs and SARs awarded. Please tell us the amount of RSUs and SARs awarded to each NEO in 2008 and how the committee determined the amount awarded.

Executive Chairman Compensation, page 125

61. We note that Mr. Pritzker's compensation for 2008 consisted of a discretionary annual bonus. Please disclose the factors the compensation committee considered in awarding a bonus of $1.4 million to Mr. Pritzker.

Pension Benefits, page 133

62. We note your pension benefits table is missing the column entitled "Present Value of Accumulated Benefit." Please provide this column or explain to us why you believe it is not needed. Please see Item 402(h)(2)(iv) of Regulation S-K.

Principal and Selling Stockholders, page 168

63. Please revise the table on page 169 to clearly indicate which stockholders will hold Class A common stock and which stockholders will hold Class B common stock after the offering.

64. We note that you have aggregated the disclosure for affiliated selling stockholders. Please provide separate disclosure in the table for each selling stockholder.

65. For each selling stockholder, please separately identify each of the natural persons with sole or shared voting or investment power. Please refer to Item 507 of Regulation S-K, Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Note 3. Investments, page F-16

66. In light of your $277.5 million loan to the hospitality venture formed to acquire the Waikiki hotel property, it appears that this venture may be a VIE in which you may be the primary beneficiary. Please tell us how you determined that this investment does not require

consolidation under FIN 46(R).

Note 22. Earnings Per Share, page F-49

67. Please explain why convertible preferred stock has been excluded from the calculation of diluted earnings per share.

Unaudited Consolidated Interim Financial Statements

Note 7. Goodwill and Intangible Assets, page F-69

68. Please identify and disclose which intangible asset was impaired and how you determined the impairment charge.

Note 12. Income Taxes, page F-75

69. We note from your risk factor on page 30 that you could be liable for up to $57 million of additional taxes as the result of recent IRS audits. Please disclose this contingent liability, and if any portion of it has been accrued. In addition, please tell us the basis for your accounting treatment.

Note 13. Stockholders' Equity and Comprehensive Loss, page F-76

70. We note from your disclosure on pages F-24 and F-72 that the 21,706,285 shares issued on May 13, 2009 was a variable amount pursuant to the Subscription Agreement. Please disclose how the amount of shares to be issued was determined, and why the purchasers paid a significant per share premium over the shares purchased by issued existing shareholders on May 14, 2009.

Part II. Information Not Required in Prospectus, page II-1

Item 15. Recent Sales of Unregistered Securities, page II-2

71. We note that you have relied on Regulation 506 of Regulation D for the sale of some of the unregistered securities identified in this section. We also note that you have not filed an electronic Form D for any such sales. Please provide us your analysis as to why a Form D was not required.

72. We note that in August 2009 you issued and sold $500 million of debt. Please add disclosure of this in this section.

Mark S. Hoplamazian
Hyatt Hotels Corporation
September 1, 2009
Page 15

Exhibits

    73. Please submit all remaining exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Marrone at 202-551-3429 or Dan Gordon, Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at 202-551-3466 or me at 202-551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Michael A. Pucker, Esq.
        Cathy A. Birkeland, Esq.